Exhibit 15.1

XYRATEX LTD

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at beginning of period	Charged to costs and expenses	Acquisition	Charged to other accounts	Deductions	Balance at end of period
	(U.S. dollars in thousands)
Year ended November 30, 2012:
Deferred tax valuation allowance	$4,751	—	—	(2,620)	—	$2,131
Warranty provision	$4,928	2,996	—	—	(3,918)	$4,006
Allowance for doubtful accounts	$148	12	—	—	—	$160
Year ended November 30, 2011:
Deferred tax valuation allowance	$1,009	—	—	3,742	—	$4,751
Warranty provision	$5,585	3,780	—	—	(4,437)	$4,928
Allowance for doubtful accounts	$310	—	—	—	(162)	$148
Year ended November 30, 2010:
Deferred tax valuation allowance	$33,888	—	—	(32,879)	—	$1,009
Warranty provision	$3,537	6,055	—	—	(4,007)	$5,585
Allowance for doubtful accounts	$1,730	—	—	—	(1,420)	$310